Filed by Coca-Cola Hellenic Bottling Company S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934

Subject Company:

Coca-Cola Hellenic Bottling Company S.A.

(Commission File No. 001-31466)

Analyst and Investor Conference Call Presentation 11 October 2012

2 Legal Disclaimer Important Notices General The exchange offer described herein is addressed to Coca-Cola Hellenic Bottling Company S.A.’s shareholders and only to persons to whom it may be lawfully addressed. The Greek exchange offer will be made in the territory of the Hellenic Republic and to the public in the United Kingdom. The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. The exchange offer is not being made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of, the Greek information circular, the prospectus relating to the ordinary shares of Coca-Cola HBC AG approved by the United Kingdom Listing Authority (the “Prospectus”), a declaration of acceptance and any other document or material relevant thereto (together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory. No person receiving a copy of this document or of any Greek Offer Document in any jurisdiction outside the Hellenic Republic or the United Kingdom (or any documents relating to the U.S. Exchange Offer other than in the United States or to holders of Coca-Cola Hellenic ADSs) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only. United States Separate documentation for the U.S. exchange offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic, wherever located. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction. Coca-Cola HBC AG and Coca-Cola Hellenic may be required to file materials relevant to the U.S. exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, may not all be currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC AG and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever. European Economic Area This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the Prospectus and the Greek Offer Documents proposed to be published by Coca-Cola HBC AG in due course in connection with the proposed Greek exchange offer and the admission of the ordinary shares of Coca-Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities (the “Admission”). A copy of the Prospectus will, following publication, be available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com.

3 Legal Disclaimer In member states of the European Economic Area (“EEA”) other than Greece and the United Kingdom (from the time the Prospectus has been approved by the United Kingdom Listing Authority and published in accordance with the Prospectus Directive (2003/71/EC, as amended), as implemented in the United Kingdom; and in the case of Greece, passported), this document and any offer if made subsequently is directed only at persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended) (“Qualified Investors”). Any person in the EEA who acquires securities in the exchange offer (an “investor”) or to whom the exchange offer is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the exchange offer have not been acquired on behalf of persons in the EEA other than Qualified Investors, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by Coca-Cola HBC AG of a prospectus pursuant to Article 3 of the Prospectus Directive. Coca-Cola HBC AG and its affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements. Cautionary Statement Regarding Forward-Looking Statements This document is being provided for informational purposes only and is subject to updating, revision, verification and amendment. The information and opinions contained or discussed in this document or any accompanying oral presentation do not purport to be full or complete and do not constitute investment advice. No reliance may be placed for any purpose on the information and opinions in this document or any accompanying oral presentation. No representation, warranty or undertaking, express or implied, is made as to the fairness, accuracy or completeness of the information or opinions in this document, or any accompanying oral presentation, by or on behalf of Coca-Cola Hellenic or Coca-Cola HBC AG (including, without limitation, their directors, officers, employees, partners, agents, representatives, members, affiliates and advisers) and (to the fullest extent permitted under law) no liability or responsibility is accepted by such persons for the accuracy, fairness or completeness of any such information or opinion. There is no guarantee that the exchange offer and the Admission will occur and you should not base your financial decisions on Coca-Cola HBC AG’s intentions at this stage in relation to the exchange offer and the Admission. This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for Coca-Cola Hellenic and for Coca-Cola HBC AG following completion of the exchange offer; planned times and places of listings of the ordinary shares and American depositary shares of Coca-Cola HBC AG; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2012 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons. Although Coca-Cola HBC AG and Coca-Cola Hellenic believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC AG and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC AG nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless Coca-Cola Hellenic is required by law or the rules of the UK Financial Services Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.

An Important Milestone in Coca-Cola Hellenic’s History 4 Kar-Tess acquired Hellenic Bottling Company Hellenic Bottling Company S.A. (HBC) is incorporated in Greece Formation of Coca-Cola Hellenic through the merger of HBC and Coca-Cola Beverages plc. Listings on the Athens, London and Sydney Stock Exchanges Coca-Cola Hellenic listed on NYSE through a sponsored ADR programme 2012 Listing on the premium segment of the London Stock Exchange 1969 1991 1981 2000 2002 Hellenic Bottling Company listed on the Athens Exchange

Key Transaction Terms 5 CCHBC AG is launching the exchange offer in order to facilitate the listing of CCH on the premium segment of the LSE Voluntary share exchange offer (“SEO”) for 100% of Coca-Cola Hellenic Bottling Company SA (“CCH”) shares Offeror: Coca-Cola HBC AG (“CCHBC AG”), an entity incorporated in Switzerland 90% minimum acceptance condition All CCH ordinary shares All CCH American Depositary Shares (“ADSs”) 61% of our shareholders support the transaction and intend to tender CCH shares for CCHBC AG shares The Coca-Cola Company confirmed that it will extend the Bottlers’ Agreements until 2023 Shareholder Support CCH's board reached the conclusion that the SEO is in the best interests of CCH and all of the holders of CCH Shares and ADSs, in their capacity as such Opinion of CCH’s Board of Directors Type of Offer Shares subject to SEO 1 share or ADS in CCHBC AG for 1 CCH share or ADS Consideration Applied for a listing on the LSE premium segment CCHBC AG ADS program to replace the current ADS program in NYSE Will apply for a parallel listing on the ATHEX Listings of CCHBC AG

6 1. Transaction Rationale 2. Description of the Share Exchange Offer 3. LSE Premium Listing 4. Concluding Remarks

Improve liquidity and access to capital markets Unlocking our future potential Listing location better reflects CCH’s international profile 7 The rationale for the proposed transaction is compelling as it is designed to unlock value for all shareholders of CCH Affirms CCH as an international “blue-chip” stock The LSE represents the largest and most liquid equity market in Europe with the largest number of international listed stocks and funds dedicated to multinational companies The LSE is a more appropriate trading platform, in light of: CCH’s geographic footprint in 28 countries across 3 continents The international profile of CCH’s shareholder structure Summary Transaction Rationale Expected to improve liquidity of the stock due to enhanced investor awareness Potential Inclusion in the FTSE UK Index Series (including the FTSE 100 Index) may attract significant amount of passive tracking demand The LSE represents a premier fund raising platform

Choice of Listing Location 8 Source: World Federation of Exchanges, London Stock Exchange as of 31 August 2012. (1) YTD Average Daily Traded Value in period 1 January – 31 August 2012. (2) Domestic companies only. (3) Ranking according to market capitalisation on the respective exchange as of 31 August 2012. (4) Source: Thomson Reuters Report as of 31 August 2012. Identified institutional investors represent 26% of the company / 61% of free float. Total #: 270 Total #: 2,797 Trading liquidity(1) Market capitalisation(2) ATHEX LSE #128 #1 CCH’s institutional shareholder structure(4) Listed companies An LSE premium listing is more reflective of CCH’s shareholder base and size CCH ranking (3) €44m €7,067m ATHEX LSE €25bn €2,703bn ATHEX LSE UK 42% US29% Greece 4% Rest of Europe 18% Rest of World 7%

1. Transaction Rationale 2. Description of the Share Exchange Offer 3. LSE Premium Listing 4. Concluding Remarks

Step-by-step Transaction Overview 10 1. CCHBC AG launches the SEO for 100% of CCH’s share capital CCHBC AG offers 1 new share or ADS in CCHBC AG for 1 share or ADS of CCH CCHBC AG has secured support from 61% of CCH shareholders to exchange their CCH shares for new CCHBC AG shares The transaction will be effected through a voluntary share exchange offer by offering newly-issued CCHBC AG shares for existing shares in CCH CCHBC AG CCH Shareholders 100% Voluntary Share Exchange Offer for 100% of CCH Step 1 > 90% Listing on the LSE Step 2 CCH Shareholders < 10% Step 3 2. SEO settlement and premium listing of CCHBC AG on the LSE Upon settlement of the SEO, CCHBC AG shares are expected to be admitted and commence trading on the premium segment of the Main Market of the LSE The current CCH ADS program to be replaced by CCHBC AG’s new ADS program Parallel listing on Athex subject to necessary approvals 3. Compulsory buy-out of minority shareholders Subject to reaching a minimum acceptance level of 90%, CCHBC AG will initiate the compulsory buy-out process The consideration for any shares to be bought out is either CCHBC AG shares or a cash alternative of €13.58 per share, equal to CCH’s 6-month VWAP, as calculated on the date of the announcement CCHBC AG

ADS Facility 11 Shareholders in CCH wishing to hold ATHEX-listed shares or NYSE-listed ADSs of CCHBC AG will have the opportunity to do so Similar to the existing ADS program available to existing shareholders of CCH, CCHBC AG intends to offer a facility for those of its shareholders wishing to hold their shares in the form of ADSs listed on the NYSE Parallel Listing on ATHEX CCHBC AG will apply for a parallel listing on the ATHEX, subject to necessary approvals Parallel Listing and ADS Facility Parallel Listing and ADS Facility

12 1. Transaction Rationale 2. Description of the Share Exchange Offer 3. LSE Premium Listing 4. Concluding Remarks

FTSE index inclusion to increase trading liquidity Listing location of choice for international stocks Largest and most liquid equity market in Europe(1) (1) Domestic companies only (2) Source: World Federation of Exchanges as of 31 August 2012 and London Stock Exchange. FX rates: EUR/USD = 0.79796 and EUR/GBP = 1.26258, as of 31 August 2012 A LSE premium listing will provide CCH with a high-profile, liquid trading venue and access to a wide pool of high quality investors A natural listing venue for companies with international operations European exchange with largest number of international listed stocks (587(2) companies, representing 21%(2) of all companies listed on the LSE) Largest equity market in Europe Total market capitalisation(1): €2,703bn Most liquid equity market in Europe Average daily trading value: €7,1bn Largest investor pool for int’l companies Int’l equity assets under management: €941bn Premier fund raising platform New equity capital over the last 10yrs: €462bn Potential Inclusion in the FTSE UK Index Series (including the FTSE 100 Index) is expected to enhance trading liquidity in the short-term due to automatic stock purchases by index tracker / passive funds in the long-term due to demand from active investors as a result of inclusion into the FTSE as a core benchmark Benefits to Shareholders of Listing on the Premium Segment of the LSE 13

FTSE Indexation Following admission, it is expected that CCHBC AG will be considered for inclusion in the FTSE UK Index Series (including the FTSE 100 Index) subject to satisfaction of the below requirements Potential inclusion in the FTSE UK Index Series (including the FTSE 100 Index) would benefit the trading liquidity of CCHBC AG’s shares, as well as significantly raise CCHBC AG’s profile with investors Key FTSE indexation requirements for non-UK incorporated companies include: Listing on the premium segment of the LSE Free float above 50% Adherence to principles of UK Corporate Governance Code, UK Takeover Code and pre-emption rights The March 2013 quarterly review likely to be the earliest time that CCHBC AG could be considered for inclusion in the FTSE 100 Index 14 CCHBC AG is focused on achieving FTSE 100 status as soon as possible upon listing on the LSE

15 1. Transaction Rationale 2. Description of the Share Exchange Offer 3. LSE Premium Listing 4. Concluding Remarks

An Attractive Investment Opportunity 16 Markets with high growth potential Low per capita consumption versus EU averages Developing & emerging markets with high growth potential and favourable demographic profile 2nd largest Coca-Cola bottler globally Serving c. 579m(1) consumers and generating net sales revenues of €6.9bn(1) Key bottler for The Coca-Cola Company CCH is a leading European bottler with significant growth potential Balanced portfolio of markets Operating in 28 markets, with balanced geographic exposure: Established: 41% of NSR(1) Developing & Emerging: 59% of NSR(1) Substantial scale benefits CCH has the largest FMCG distribution reach in its territories Potential for realisation of benefits from infrastructure and systems optimisation Conservative financial profile and strong cash flow generation Leverage of 2.0x(2) and diversified debt maturity profile Guidance of €1.45bn free cash flow generation during 2012 - 2014 (1) As of 31 December 2011 (2) Based on last twelve months comparable adjusted EBITDA/Net Financial Debt

Transaction Designed to Better Reflect CCH’s International Profile 17 The transaction is a reflection of our international footprint and international shareholder base Improve liquidity and access to capital markets Listing location better reflects CCH’s international profile Unlocking our future potential

18 For further information on Coca-Cola Hellenic please visit our website at: www.coca-colahellenic.com or contact our Investor Relations team Investor.relations@cchellenic.com +30.210.6183 100